Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

January 16, 2025

Ryan Sutcliffe, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AdvisorShares Trust (File Nos. 333-157876 and 811-22110)

Dear Mr. Sutcliffe:

On behalf of AdvisorShares Trust (the “Trust”), this letter responds to comments relating to the Trust’s Post-Effective Amendment No. 228 filed on November 8, 2024, for the purpose of registering the AdvisorShares HVAC and Industrials ETF as a new series of the Trust. For ease of reference, set forth below are your comments followed by the Trust’s responses.

1.	Comment. Please complete all blanks, brackets, and other missing information.

Response. The Trust represents that all blanks, brackets, and other missing information have been completed.

2.	Comment. Please note that the Trust and its management are responsible for the accuracy and adequacy of their disclosures.

Response. The Trust acknowledges the staff’s comment.

3.	Comment. Please provide a completed fee table in your response to comments.

Response. Please see the completed fee table and expense example below:

SHAREHOLDER FEES (fees paid directly from your investment)	None
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
MANAGEMENT FEES	0.60%
DISTRIBUTION (12b-1) FEES	0.00%
OTHER EXPENSES*	0.29%
TOTAL ANNUAL OPERATING EXPENSES	0.89%

*	Because the Fund is new, “Other Expenses” are based on estimated amounts for the current fiscal year.

	1 YEAR	3 YEARS
AdvisorShares HVAC and Industrials ETF	$90	$283

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

January 16, 2025

4.	Comment. Please consider arranging the principal risks in order of importance rather than alphabetically such that the most significant appears first (see ADI 2019-08).

Response. The Trust notes that each principal risk is relevant to shareholders and that alphabetically ordering the principal risks allows shareholders to more easily and quickly locate a particular risk within the list of risks and provides for easier comparison of risks across funds. The Trust also notes that Form N-1A does not require a particular method of listing a fund’s principal risks. Therefore, the Trust respectfully declines to reorder the principal risks.

5.	Comment. With respect to the ETF Market Risk, please disclose that where all or a portion of the underlying securities trade in a market that is closed when the market in which the fund’s shares are listed and trading is open, there may be changes between the last quote from the closed foreign market and the value of such securities during the fund’s domestic trading day. Please note that this could lead to differences between market price and underlying value.

Response. The Trust represents that the requested disclosure has been added.

*        *        *        *        *

If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum